June 29, 2009

David Lyon, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp. / File No. 001-33223

Dear Mr. Lyon,

This letter responds to the issues raised in your letter of June 12, 2009. All headings below correlate to the headings in that letter.

Definitive Proxy Statement on Schedule 14A
-------------------------------------------
Compensation Discussion and Analysis, page 13.
----------------------------------------------

1. We would further amend the draft pro forma disclosure to include the following statements:

                  Regarding ROE and ROA, the Committee was seeking results that "meet or beat" peers in order to approve incentive payments at the level provided. The Committee's desired results for loan portfolio growth and delinquency levels were subjective, but were generally seeking to meet or exceed the Company's performance from the prior fiscal year. The Committee was seeking loan portfolio growth that continued the strong growth of recent periods and was also seeking low loan delinquency levels that it considered to be indicative of a high quality portfolio.

         Performance targets will be disclosed in future filings.

2. As detailed below, the proposed table would be modified to include information concerning incentive compensation:


                                           GK Partners Peer Report Information
                        Base      Cash        Applicable           Salary       Cash    Incentive
    Name               Salary   Incentive       Title       Average    Median  Average    Median
    ----                ------  ---------       -----       -------    ------  -------    ------
   Kevin Lynch         $500,000 $250,000          CEO       $515,700  $482,500 $117,400 $114,800
   John Fields         $200,000 $ 56,700          CFO       $214,400  $202,400 $ 44,100 $ 23,100
   Thomas Guinan       $200,000 $ 58,800          (a)       $215,600  $216,500 $ 45,700 $ 42,200
   Philip Wyks         $189,000 $ 47,250          (b)       $176,800  $180,500 $ 25,800 $ 24,100
   Leonard Carlucci    $142,420 $ 40,650          n/a        n/a       n/a       n/a        n/a
(a) - 4th Highest Officer
(b) - 5th Highest Officer

                                 Mr. David Lyon
                                  June 29, 2009

Form 10Q for the Quarterly Period Ended March 31, 2009
------------------------------------------------------
Controls and Procedures.
------------------------

3. We considered your February 27, 2009 comment when preparing this section of the March 31, 2009 10Q. The disclosure in question addresses significant changes over financial reporting during the period covered by the report that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting. This is the exact language contained in your letter of February 27, 2009. In future filings, we will continue to address any significant changes over financial reporting during the period covered by the report that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting, as required by Item 308 of Regulation S-K.

Exhibits
--------

4. We considered your February 27, 2009 comment when preparing this section of the March 31, 2009 10Q. We ensured that all appropriate exhibits were referenced and properly labeled. We felt that the name of the individual exhibit clearly identified it, and was sufficient for the reader to determine whether the exhibit was a management contract or compensatory plan or arrangement. The form of employment agreement filed as Exhibit 10.2 are identical for each officer except for salary amounts, which are disclosed in the Company's proxy statement.



I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.


Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP / CFO

CC:   Kevin J. Lynch, President - Oritani Financial Corp.
      Nicholas Antonaccio, Director/Chairman of Audit Committee -
        Oritani Financial Corp.
      John J. Gorman, Esq. - Luse Gorman Pomerenk & Schick
      Marc Levy, Esq. - Luse Gorman Pomerenk & Schick
      Liliana Bocxe, Partner - KPMG